4
1
<SROS>NASD
<REPORTING-OWNER>
  0001181066
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Silicon Image, Inc.
  0001003214
  <IRS-NUMBER>77-0396307
</SUBJECT-COMPANY>
<PERIOD>04/28/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Atler, Daniel K.
   1060 E. Arques Ave.


   Sunnyvale, CA  94085
2. Issuer Name and Ticker or Trading Symbol
   Silicon Image, Inc. (SIMG)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/28/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President,
   Strategic Business Developemen
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/28/03    M        20,000.00     A  $2.875000                   D  Direct
Common Stock                                  04/28/03    S        20,000.00     D  $5.970000    241,115.00     D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.875000       04/28/03       M                          20,000.00        (1)          08/19/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/28/03  Common Stock                   20,000.00     $2.875000   13,400.00     D   Direct
(right to buy)

Explanation of Responses:

(1)
The stock option for 60,000 shares becomes exercisable with respect to (i) 16% of the shares on August 19, 2000, (ii) 1.4167% of the shares on September 19, 2000 and as to an additional 1.4167% of the shares each month thereafter for 23 months, and (iii) 4.167% of the shares on September 19, 2002 and as to an additional 4.167% of the shares each month thereafter for 11 months.
-
Includes 4,375 shares of Common Stock acquired on January 31, 2003 under Issuer's Employee Stock Purchase Plan.

SIGNATURE OF REPORTING PERSON
/S/ By: Liz Casolari
    For: Daniel K. Atler
DATE 04/29/03